1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD M. HERVEY richard.hervey@dechert.com +1 212 698 3568 Direct +1 212 314 0068 Fax

February 19, 2016

Matthew Giordano

Alison A. Staloch

Division of Investment Management

Securities and Exchange Commission

Chief Accountant’s Office

100 F Street NE, Stop 8626

Washington, DC 20549

Re: The Hartford World Bond Fund

Dear Mr. Giordano and Ms. Staloch:

A.   Introduction.

This letter is being submitted on behalf of The Hartford World Bond Fund (the “Fund”). The Fund, which is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) primarily invests in U.S. and foreign debt instruments. The Fund is taxed as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund’s inception date was May 31, 2011. The Fund has a fiscal and taxable year ending on October 31st of each year. The total net asset value of the Fund as of October 31, 2015 was $ 3,724,194,757.

The Fund is advised by Hartford Funds Management Company, LLC (the “Adviser”).  Wellington Management Company LLP acts as the Fund’s sub-adviser (the “Sub-Adviser”), and provides day-to-day management for the Fund’s portfolio.

As further described below, the Fund made monthly distributions of ordinary net investment book income during the fiscal/taxable year ending on October 31, 2015 (“2015 Year”).  As a result of subsequent calculations of taxable income and gains for Federal income tax purposes (“tax purposes”), taking into account differences in the book and tax treatment of particular items, the Fund has determined that it is necessary to designate and report, for tax purposes, such prior monthly distributions as capital gain dividends under Section 852(b)(3)(C) of the Code.

The reclassification of the prior distributions as capital gain dividends under Section 852(b)(3)(C) of the Code would result in distributions of capital gain dividends in excess of the number of such distributions allowed pursuant to Rule 19b-1 under the 1940 Act (“Rule 19b-1”).  The Fund is therefore requesting relief, pursuant to Rule 19b-1(e) under the 1940 Act, to properly allow the required classification, for tax purposes, of the prior distributions.

As discussed below, the necessity to retroactively treat the prior book distributions of ordinary income as capital gain dividends for tax purposes was not expected or foreseen, and was primarily caused by changes in the value of the Fund’s investments and sales of the Fund’s investments, including, in particular, certain sales of investments immediately prior to the end of the Fund’s 2015 Year, that resulted in the application of certain provisions of the Code relating to the character of income and gains.

B.   The Fund’s Investments

As set forth in the Fund’s prospectus, under normal circumstances, the Fund invests at least 80% of its net assets in a broad range of fixed income securities, including U.S. and non-U.S. government and corporate debt (including bonds), mortgage-related and other asset-backed securities, loan participations, inflation-protected securities, structured securities, variable, floating, and inverse floating rate instruments and preferred stock. The Fund invests, under normal circumstances, in issuers located in at least three countries (including the U.S.) and may invest in both developed and developing markets.

The Fund also regularly enters into currency-related transactions involving certain derivative instruments, including currency forwards, currency options and currency index futures contracts. The Fund may also enter into various other transactions involving derivatives, including financial futures contracts (such as interest rate or bond futures) and options on such contracts, swap agreements (which may include interest rate and credit default swaps). The Fund may use any of the above currency techniques or other derivative transactions for the purposes of enhancing Fund returns, increasing liquidity, gaining exposure to particular instruments in more efficient or less expensive ways and/or hedging risks relating to changes in interest rates and other market factors.

C.   The Fund’s Distributions

As a bond fund, the Fund makes monthly distributions out of its book income. Additional distributions required for tax purposes, including any long-term capital gains are normally declared and paid annually.

The Fund made the following distributions of book income during the 2015 Year:

Month	Amount
Nov-14	$2,662,239
Dec-14	$89,248,370	(monthly plus spillover)
Jan-15	$1,972,629
Feb-15	$2,289,453
Mar-15	$2,396,214
Apr-15	$2,490,741
May-15	$2,976,697
Jun-15	$3,206,755
Jul-15	$3,245,478
Aug-15	$3,275,839
Sep-15	$3,606,040
Oct-15	$3,201,978

Total	$120,572,433

The distribution made in December 2014 included a spillover dividend (pursuant to Section 855 of the Code), in the amount of $86,731,896, of remaining undistributed taxable income with respect to the Fund’s fiscal/taxable year ended October 31, 2014 (the “2014 Spillover Dividend”).

It should be noted that the Fund does not have a managed distribution plan.  The distributions vary each month, and are primarily determined based on the amount of the Fund’s net investment book income.  The total ordinary book distributions made during the 2015 Year, without regard to the 2014 Spillover Dividend were $33,840,537 (the “2015 Monthly Book Distributions”).

The Fund’s total net investment book income for the 2015 Year was calculated as $35,967,345 (“2015 Ordinary Book Income”), which exceeded the total amount of 2015 Monthly Book Distributions of $33,840,537.  It should also be noted that the 2015 Monthly Book Distributions represented a small percentage of the Fund’s net assets.  The total net asset value of the Fund as of October 31, 2015 was $ 3,724,194,757.  Thus, the total 2015 Monthly Book Distributions were less than 1% of the Fund’s total net assets.

D.   Subsequent Book-Tax Adjustments

Subsequent to the end of the 2015 Year, the Fund received and reviewed final information from the Fund’s accounting agent, State Street Bank, showing the calculation of book and taxable income, and the computation of items treated differently for book and tax purposes (the “Adjustments”).

After taking into account the Adjustments for the 2015 Year, it was determined that the total ordinary expenses and losses for tax purposes were sufficient to offset both ordinary income and net short-term capital gains, as computed for tax purposes.  As a result, it was determined that the Fund had negative investment company taxable income for the 2015 Year of ($10,513,187).  It was further determined that the Fund’s net capital gain (the excess of net long-term capital gains over any net short-term losses) for the 2015 Year was $125,747,428.

The Adjustments principally resulted from among the following factors:

(a)  The Fund’s investments in derivatives on foreign currencies increased in value as a result of market movements in the values of the underlying currencies.  Further, the Fund had made taxpayer-favorable elections under Section 988(a)(1)(B) of the Code, that allows a taxpayer, under certain conditions, to elect to treat gain or loss from certain forwards, futures or options on foreign currencies as capital gain or loss. Because certain of the derivatives on foreign currencies were also subject to the character rules under Section 1256 of the Code (which treats certain capital gains and losses as 40% short-term capital gain or loss and 60% long-term capital gain or loss) the Fund’s gains from foreign currency derivatives for which the applicable election was made, resulted, for tax purposes, in approximately $109 million of short-term capital gains and approximately $164 million of long-term capital gains.

(b)  During the 2015 Tax Year the Fund also had substantial ordinary loss adjustments for tax purposes, including substantial foreign currency losses (exceeding $150 million) relating to the sale of foreign debt securities. Under Section 988 of the Code, when there is a sale of debt instruments denominated in a foreign currency, a bifurcation is required of the gain or loss attributable to changes in the value of foreign currencies, and such portion of any gain or loss is treated as ordinary gain or loss.  During the 2015 Year, the Fund had net ordinary losses from such bifurcation under Section 988 of the Code that arose on the sale of foreign currency debt instruments by the Sub-Adviser.  The Sub-Adviser was responsible for the day-to-day management of the Fund’s portfolio and decisions on particular investments and sales of assets were made by the Sub-Adviser. Shortly before the October 31st year end of the Fund, the Sub-Adviser sold certain foreign bonds with a trade date of October 28th and 29th that resulted in a foreign currency loss as a result of bifurcation under Section 988 of the Code of approximately $24 million.  This amount, which was not foreseen by the Fund or the Adviser, was a substantial portion of the amount of total 2015 Monthly Book Distributions of $33,840,537.

Based on the required tax adjustments, the Fund properly treated the 2015 Monthly Book Distributions of $33,840,537 as capital gain dividends for tax purposes, as disclosed in the footnotes to the Fund’s October 31, 2015 financial statements.

This treatment is required since the Fund’s investment company taxable income for its 2015 Year was negative (and could therefore not support an ordinary income dividends paid deduction for tax purposes), while the Fund’s net capital gain of $125,747,428 could only be reduced by distributions reported as capital gain dividends.

All of the distributions made during the 2015 Year were dividends for tax purposes since the Fund had earnings and profits for tax purposes in excess of such distributions.  If the Fund does not treat the 2015 Monthly Book Distributions as capital gain distributions there would be a tax at the Fund level.  Since the Fund had negative investment company taxable income of ($10,513,187) and net capital gain of $125,747,428 for the 2015 Year, it could not claim any dividends paid deduction for ordinary distributions, and the treatment as capital gain dividends is needed since only capital gain dividends can reduce net capital gain.

The Fund also paid an additional capital gain distribution in December 2015 in the amount of $91,906,891, as spillover/excise tax distribution. Note that the Fund could not have paid a larger spillover dividend for the 2015 Year since a spillover dividend is limited to the amount of undistributed earnings and profits of the prior year, taking into account distributions in the prior year.

If the Fund does not properly report and treat the 2015 Monthly Distributions as capital gain dividends, there would be substantial detriments to the Fund and its shareholders, including the following:

(a)  If the Fund were to report the distributions in an inconsistent manner as ordinary dividends (versus capital gain dividends), the Fund could be taxed on $33,840,537 of the 2015 Monthly Distributions (generally at a 35% federal rate) since net capital gains can only be reduced by capital gain dividends in computing a RIC’s taxable income and gains.

(b) Shareholder treatment of the distributions as ordinary dividends would result in a higher tax rate since ordinary income is generally subject to federal income tax at a rate of up to 39.6%, while long-term capital gains are generally subject to federal income taxation at a maximum 20% tax rate.  Further, a shareholder would be able to offset capital gain dividends with capital losses from other sources.

(c) Treating the distributions in a manner which is inconsistent with the tax treatment set forth in the Fund’s October 31, 2015 financial statements could possibly subject the Fund to substantial tax reporting penalties.

E.  The Need to Report the 2015 Book Distributions as Capital Gain Dividends for Federal Income Tax Purposes was Unforeseen

The need to report the 2015 Monthly Book Distributions as capital gain dividends for federal income tax purposes was unforeseen.

Although the Fund’s income and gains were monitored during the 2015 Year, particularly in the context of determining the amount of monthly dividends, the Fund did not foresee that there would subsequently be a need to reclassify the 2015 Monthly Book Distributions as capital gain dividends for tax purposes, and it was expected that any required capital gain dividend distribution relating to the 2015 Year would instead be distributed as a separate distribution in December 2015.

The Fund’s inception date was May 31, 2011 and the Fund did not previously have any issues or concerns relating to the application of Rule 19b-1 to distributions made by the Fund.  As discussed above, the total 2015 Monthly Book Distributions were lower than the Fund’s 2015 Ordinary Book Income, and were also less than 1% of the Fund’s total net assets.  In addition, it was expected that the Fund would have substantial net short-term capital gains for both book and income tax purposes. A RIC must include net short-term capital gains (reduced by net long-term capital losses) in computing its “investment company taxable income.”  Further, distributions of such investment company taxable income (including net short-term capital gains) are treated as ordinary income distributions to the RIC’s shareholders (and not as capital gain dividends under Section 852(b)(3)(C) of the Code).

As discussed above, the Fund expected the 2015 Monthly Book Distributions to be covered by net investment income and/or short-term capital gains when it made such distributions.  The volatile markets during the 2015 Year resulted in a combination of gains on foreign currency derivatives (which pursuant to favorable elections were treated as capital gains for tax purposes), while at the same time the Fund incurred ordinary tax losses from foreign currency relating to bifurcation of the sale of investments in foreign debt instruments, which offset taxable ordinary income and short-term capital gains.  As discussed above, and of particular significance, there were sales of foreign debt instruments by the Sub-Adviser immediately prior to the October 31st year end that resulted in approximately $24 million of ordinary loss.

F.  Request for Relief

As a result of the unforeseen factors summarized above, it is essential to treat all of the 2015 Monthly Book Distributions as capital gain dividends under Section 852(b)(3)(C) of the Code, and we are therefore requesting relief under Rule 19b-1(e) under the 1940 Act.  The requested relief would apply to all of the 2015 Monthly Book Distributions in the total amount of $33,840,537.

As discussed above, the Fund’s total net investment book income for the 2015 Year was $35,967,345, which exceeded the total amount of 2015 Monthly Book Distributions of $33,840,537. Thus, the 2015 Monthly Book Distributions were paid out of net investment book income and the source of such distributions is still from net investment book income.

However, solely for tax purposes, as a result of the Adjustments and Code provisions, discussed above, the tax character of the 2015 Monthly Book Distributions is properly treated as long-term capital gain under Section 852(b)(3)(C) of the Code.

This is not a situation where the Fund tried to recognize long-term capital gains by selling assets held for more than one year and then made multiple distributions of such long-term capital gains. As discussed above, the Fund paid its monthly distributions out of net investment book income and it had no intention of making multiple capital gain distributions.

Further, as discussed above,  a portion of the Fund’s net long-term capital gains resulted from certain derivatives for which the application of Section 1256 of the Code required that 60% of capital gains from such derivatives are treated as long-term capital gains (and 40% are treated as short-term capital gains), irrespective of the Fund’s actual holding period for such derivatives.  Thus, the reclassification of the prior distributions as capital gain dividends for tax purposes is required in order to reflect the required characterization, for tax purposes, of a portion of the Fund’s gains as long-term capital gains under Section 1256 of the Code and not from the sale of assets held for more than one year.

It should be recognized that, although Section 19(b)of the 1940 Act and under Rule 19b-1 under the 1940 Act serve very important purposes, there are some situations where tax rules mandated under the Code could result in recharacterizations of the tax character of prior distributions. Both Sections 988 and 1256 of the Code were enacted in 1986, well after the enactment of Section 19(b) of the 1940 Act, and the promulgation of Rule 19b-1 under the 1940 Act. There have been numerous other amendments to the Code, including more recent amendments to the provisions relating to regulated investment companies that can affect the tax character and timing of income and gains.

Section 19(b) of the 1940 Act provides that:

It shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in title 26, more often than once every twelve months (emphasis added).

As a result, we strongly believe that relief is justified under Rule 19b-1(e) under the 1940 Act. As discussed above, the distributions were made out of net investment book income and the need to subsequently recharacterize the tax character of distributions was unforeseen when the distributions were made.

Further, as discussed above, a failure to properly report and treat the 2015 Monthly Book Distributions as capital gain dividends for tax purposes would result in taxation at the Fund level, potential penalties to the Fund for Form 1099-DIV reports, and unfavorable tax treatment for Fund shareholders. As a result, an application of Rule 19b-1(e) in the current situation would be consistent with the goal of protecting investors under Section 19(b) of the 1940 Act.

G.  Remediation

The Fund will, on a going forward basis obtain and review estimates of book-tax differences at least on a quarterly basis, and more frequently if it appears that there is a significant possibility that issues could arise under Rule 19b-1.

If the Fund obtains the requested relief, the Fund will add disclosure relating to such relief, the limitations under Rule 19b-1 and the possible consequences that could result from such limitation.

Sincerely,

Richard M. Hervey

richard.hervey@dechert.com
Dechert LLP

1095 Avenue of the Americas
New York, NY 10036-6797
212-698-3568
212-698-3599 (fax)

cc:  Jeffrey Sion

John O’Hanlon